Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BioCryst Pharmaceuticals, Inc.
Commission File No. of Subject Company: 000-23186

BioCryst Pharmaceuticals Files Definitive Proxy Statement

in Connection with Pending Merger with Idera Pharmaceuticals

BioCryst Mails Letter to Stockholders Highlighting Compelling Upside Opportunity

BioCryst Special Meeting of Stockholders Scheduled for May 9, 2018

RESEARCH TRIANGLE PARK, N.C., April 2, 2018 — BioCryst Pharmaceuticals, Inc. (NASDAQ:BCRX) (“BioCryst” or the “Company”) today announced that it has filed definitive proxy materials with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the pending merger of BioCryst and Idera Pharmaceuticals, Inc. (“Idera”). The definitive proxy statement is available on the Investor Relations section of the Company’s website, as well as www.sec.gov.

BioCryst’s Special Meeting of Stockholders is scheduled to take place on May 9, 2018 at BioCryst’s corporate offices in Durham, North Carolina at 10:00 AM ET. All BioCryst common stockholders of record as of the close of business on April 4, 2018, will be entitled to vote their shares either in person or by proxy at the stockholder meeting.

The BioCryst Board of Directors recommend that all stockholders vote “FOR” the merger proposal as well as all other BioCryst proposals included in the definitive proxy statement on the proxy card today.

Additionally, BioCryst issued an open letter to its stockholders. The full text follows.

Dear BioCryst Stockholder,

On January 22, 2018, BioCryst Pharmaceuticals, Inc. (“BioCryst”) announced a merger transaction with Idera Pharmaceuticals, Inc. (“Idera”) that the BioCryst Board of Directors believes represents a significant opportunity to enhance the value of your investment in BioCryst and is in the best interest of BioCryst stockholders. The transaction has been unanimously approved by the Boards of both companies. We are asking for your support of the transaction in advance of the upcoming Special Meeting of BioCryst Stockholders that has been scheduled for May 9, 2018.

We recommend that all stockholders vote “FOR” the merger proposal as well as all other BioCryst proposals included in the enclosed definitive proxy statement on the enclosed proxy card today.

The merger will bring together two highly complementary companies, BioCryst, a developer of oral therapies for life threatening rare diseases and Idera, a rare-disease focused company pioneering oligonucleotide-based therapeutics, to form a new enterprise to be named “Valenscion” that is focused on the development and commercialization of highly differentiated medicines to serve more patients suffering from rare diseases. Valenscion is expected to be a unique player in rare diseases, with:

•                  enhanced scale and strengthened competitive position;

•                  a robust diversified late-stage pipeline;

•                  synergistic discovery engines with enhanced development opportunities;

•                  best-in-class people with extensive clinical and commercial know-how in rare diseases; and

•                  increased financial strength and flexibility.

Under the terms of the merger agreement, each share of BioCryst common stock that you own will be exchanged for 0.50 shares of Valenscion common stock, and each share of Idera common stock held by Idera stockholders will be exchanged for 0.20 shares of Valenscion common stock. Upon closing, BioCryst stockholders will own approximately 51.6 percent of the stock of the combined company and Idera stockholders will own approximately 48.4 percent of the combined company, on a fully diluted basis. The receipt of Valenscion common stock in the merger is expected to be tax-free to BioCryst stockholders.

Significant Value Opportunity by Combining Synergistic Platforms

The combined company will have the ability to leverage both structure-guided small molecule design and nucleic acid/oligonucleotide chemistry within one organization that may create more effective and potentially unique treatments for rare diseases. Combining both companies’ technologies expands the number of rare disease targets and could create differentiated medicines by combining the technologies to target rare diseases in new and unique ways. We expect the combination of synergistic platforms to bolster our product pipeline and create sustainable value for BioCryst stockholders.

Advanced Pipelines Make Now the Right Time for this Transaction

Additionally, the combined company will have a diversified and innovative late-stage pipeline with two distinctly different yet highly valuable Phase 3 assets and two promising Phase 2 rare disease assets that are expected to create more opportunities for success. The combined company’s Phase 3 assets have the potential to create a financially strong foundation to support the commercial launch and continued development of the rare disease focused pipeline, building greater and more sustainable value for stockholders, and helping more patients with rare diseases beyond what the two companies could achieve alone.

Increased Financial Strength and Flexibility

The combined company has a pro forma December 31, 2017 net cash balance of approximately $243 million and expects to realize approximately $20 million in cash synergies in year two and a total of $30 million in annual pre-tax cost synergies in year three after closing. With a strong balance sheet, we believe the combined company will be well-positioned to fund internal clinical development, discovery research and commercial launch preparation efforts. Together, BioCryst and Idera are expected to have opportunities to generate non-dilutive capital, which can be thoughtfully and effectively allocated to maximize the portfolio’s market potential and create stockholder value.

Proven, Veteran Leadership to Guide Pipeline and Deliver on Value Proposition

The combined company will have a highly engaged, seasoned Board and management with a successful track record of getting drugs approved and successfully launched. The Board will comprise nine members — four from each of the current BioCryst Board and the Idera Board, and one person to be mutually agreed by the BioCryst Board and the Idera Board who is not to be a director, officer or affiliate of either BioCryst or Idera.

•                  Vincent Milano, CEO of Idera, will lead the combined company and will also serve as a member of the Board. Mr. Milano previously led ViroPharma, a leading developer of innovative therapies for rare diseases, which was sold to Shire Pharmaceuticals in 2014, and has significant experience and success creating drugs for hereditary angioedema.

•                  Robert Ingram will serve as Chairman of the Board of the combined company. Mr. Ingram is a general partner at Hatteras Venture Partners and former Chairman and CEO of GlaxoWellcome. His extensive experience in the pharmaceutical industry as both an executive and director and his private investment expertise will contribute valuable insight and expertise.

•                  Jon P. Stonehouse, CEO of BioCryst, will serve as a member of the Board of Directors. Mr. Stonehouse has financial transaction, business development and management expertise from his current role as well as his previous role at Merck KGaA.

BioCryst Conducted a Robust Strategic Evaluation

BioCryst has a well-advised Board comprised of highly experienced directors with extensive industry knowledge. The Board retained leading financial and legal advisors to assist in evaluating strategic options. The BioCryst Board met numerous times over a two-year period to discuss value-enhancing opportunities, including mergers, bolt-on acquisitions and in-licensing transactions. Following the Board’s review of these strategic opportunities and BioCryst’s discussions with numerous potential partners, the Board believes the merger with Idera makes strategic and financial sense and is a unique opportunity to enhance stockholder value.

Vote “FOR” the Merger Proposal TODAY

Your Board of Directors believes that the merger is value-enhancing for BioCryst stockholders, and we recommend that stockholders vote today “FOR” the BioCryst proposals set forth in this proxy statement, including “FOR” the merger proposal.

Your vote is extremely important, no matter how many shares you own. Please take a moment to vote “FOR” the proposals set forth on the proxy card today — by internet, telephone toll-free or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A, our proxy solicitor, by calling toll-free at (888) 750-5834 (from the U.S. and Canada) and (412) 232-3651 (from other locations) or collect at (212) 750-5833.

On behalf of your Board of Directors, thank you for your continued support of BioCryst.

Sincerely,

The BioCryst Board of Directors

About BioCryst Pharmaceuticals

BioCryst Pharmaceuticals designs, optimizes and develops novel small-molecule medicines that address both common and rare conditions. BioCryst has several ongoing development programs including BCX7353, an oral treatment for hereditary angioedema, galidesivir, a potential treatment for filoviruses, and a preclinical program to develop oral Alk-2 inhibitors for the treatment of fibrodysplasia ossificans progressive (FOP). RAPIVAB® (peramivir injection), a viral neuraminidase inhibitor for the treatment of influenza, is BioCryst’s first approved product and has received regulatory approval in the U.S., Canada, Japan, Taiwan and Korea. Post-marketing commitments for RAPIVAB are ongoing, as well as activities to support regulatory approvals in other territories. For more information, please visit the Company’s website at www.BioCryst.com.

Additional Information and Where to Find It

In connection with the proposed mergers, Nautilus Holdco, Inc. (“Holdco”) has filed with the SEC, and the SEC has declared effective on March 29, 2018, a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the joint proxy statement of BioCryst and Idera and that also constitutes a prospectus of Holdco. BioCryst, Idera and

Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or Registration Statement or any other document that may be filed by each of BioCryst and Idera with the SEC. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed mergers. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 7, 2018 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and any amendments thereto, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017. Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed mergers can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s or BioCryst’s plans, estimates or expectations. Given these uncertainties, you should not place undue reliance on these forward-looking statements. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the mergers; (ii) conditions to the closing of the mergers may not be satisfied; (iii) the mergers may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the mergers on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the mergers and disruption of management’s attention due to the mergers; (vi) the outcome of any legal proceedings related to the mergers; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the mergers disrupt current plans and operations and the potential difficulties in employee retention as a result of the mergers; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the mergers or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the mergers; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the mergers, including the risk that the mergers will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed mergers, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed mergers. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

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BCRXW

Investor Contacts:

Thomas Staab
Senior Vice President, Chief Financial Officer
BioCryst Pharmaceuticals
Office: 919-859-7910
tstaab@biocryst.com

Additional Investor Contact:

Scott Winter

Innisfree M&A Incorporated

Office: 212-750-7271